Suite 1120, Cathedral Place,

925 West Georgia Street
Vancouver, British Columbia, Canada  V6C 3L2
Tel:  (604) 687-6600

Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932

Email:  info@aurizon.com

www.aurizon.com

Toronto Stock Exchange Ticker Symbol - ARZ NYSE Amex Ticker Symbol - AZK U.S. Registration (File 001-31893) News Release Issue No. 12 - 2012

September 6, 2012

FOR IMMEDIATE RELEASE

AURIZON ANNOUNCES AN UPDATED MINERAL RESOURCE ESTIMATE FOR FAYOLLE AND METALLURGICAL TESTWORK RESULTS

Aurizon Mines Ltd. (TSX:ARZ; NYSE MKT: AZK) is pleased to announce an updated mineral resource estimate for the Fayolle deposit and results of preliminary metallurgical testwork on the Fayolle property, which is located 35 kilometres north-east of Rouyn Noranda in the Abitibi Region of Quebec, and close to  Aurizon’s Joanna property.

The updated mineral resource estimate was prepared by InnovExplo of Val-d’Or, Quebec, in collaboration with Aurizon’s personnel.  The Independent and Qualified Persons for the updated mineral resource estimate, as defined by National Instrument 43-101, are Pierre-Luc Richard, M.Sc., P.Geo. and Alain Carrier, M.Sc., P.Geo. (InnovExplo Inc.), and the effective date of the estimate is August 3, 2012.  Metallurgical testwork was conducted by SGS Mineral Services of Lakefield, Ontario.

The updated mineral resource estimate integrates the results of all the drill programs on the Fayolle deposit since the mineral resource estimate prepared by InnovExplo Inc. on February 21, 2007.  A total of 253 surface holes and 68,826 metres are included in the updated mineral resource estimate, of which 92 holes and 30,927 metres have been drilled since May 2010, when Aurizon and Typhoon Exploration Inc. (“Typhoon”) first entered into an exploration joint venture on the Fayolle Project.

The updated mineral resources are estimated at 1,814,800 tonnes at 2.7 grams of gold per tonne, or 156,000 ounces of gold at a minimum cut-off grade of 0.8 grams of gold per tonne.  All of the updated mineral resources are in the Indicated mineral resource category.  Different capping grades have been applied, and are referenced on the resource table on the following page.

For comparison, the previous resource estimation prepared for Typhoon Exploration Inc., by InnovExplo Inc. dated as of February 21, 2007, included a resource sensitivity table using different cut off grades. At a cut off grade of 0.5 grams of gold per tonne, indicated mineral resources totalled 464,700 tonnes at 2.4 grams of gold per tonne for 36,081 ounces of gold, and inferred mineral resources totalled 2,191,100 tonnes at 1.6 grams of gold per tonne for 113,021 ounces of gold.   (Reference: "Mineral Resources Evaluation of the Fayolle Gold Deposit 43-101 Technical Report" prepared for Typhoon Exploration Inc., dated February 21, 2007 available on SEDAR).

“The updated mineral resource estimate from the Fayolle property confirms our initial assumptions that the property contains previously undefined high grade mineralization.  A significant change in the drilling approach helped to identify this opportunity,” said George Paspalas, Aurizon’s President and CEO, adding, “we are certainly encouraged by the good metallurgy returned at Fayolle and, given the property’s proximity to where we are drilling at Heva, the next stage for this property is to understand what the geological potential is at depth and what the prospects are for additional discrete high grade deposits.”

News Release - September 6, 2012 Aurizon Announces an Updated Mineral Resource Estimate for Fayolle and Metallurgical Testwork Results	Page | 2

The following table represents results at additional cut-off grades for comparison purposes (cut-off grades are a function of the market conditions: gold price, exchange rates and mining costs).

Table 1: Fayolle Deposit 2012 Mineral Resource Estimate

Indicated Mineral Resources- as at August 3, 2012 (1)
Grade Cut-off (gold grams/tonne)	Tonnes	Grade (grams/tonne)	Gold(ounces)
0.4	3,573,900	1.6	188,000
0.6	2,423,300	2.2	170,000
0.8	1,814,800	2.7	156,000
1.0	1,451,500	3.1	146,000
2.0	701,000	5.0	112,000
2.5	548,500	5.8	101,000
3.0	438,000	6.5	92,000
4.0	295,500	8.0	76,000
5.0	216,400	9.3	64,000

(1) All of the mineral resources are in the Indicated mineral resource category.

Notes:

•

The Independent and Qualified Persons for the Mineral Resource Estimate, as defined by National Instrument 43-101, are Pierre-Luc Richard, M.Sc., P.Geo. and Alain Carrier, M.Sc., P.Geo. (InnovExplo Inc), and the effective date of the estimate is August 3rd, 2012.

•

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability

•

Results are presented undiluted and in situ. The estimate includes four (4) gold-bearing zones

•

Resources were compiled at a range from 0.40g/t Au to 5.00 g/t Au cut-off grades. Cut-off grades must be re-evaluated in light of prevailing market conditions (gold price, exchange rate and mining cost). Note that no pitshell was used.

•

A fixed density of 2.82 g/cm3 was used in ore zones.

•

A minimum true thickness of 2.0 m was applied, using the grade of the adjacent material when assayed, or a value of zero when not assayed.

•

High grade capping was done on the raw data and established at 40g/t Au for Zone 1, Zone 2 and the Envelope, and at 90g/t Au for Zone 3.

•

Compositing was done on drill hole sections falling within the mineralized zone envelopes (composite = 1 metres).

•

Resources were evaluated from drill hole using an ID2 interpolation method in a multi folders percent block model.

•

The indicated category is defined by the drillholes spacing and established geological continuity.

•

Ounce (troy) = Metric Tons x Grade / 31.10348. Calculations used metric units (metres, tonnes and g/t).

•

The number of metric tons was rounded to the nearest hundred; grades are expressed at 1 decimal; ounces were rounded to the nearest 1 thousand.  Any discrepancies in the totals are due to rounding effects; rounding followed the recommendations in National Instrument 43-101.  InnovExplo is not aware of any known environmental, permitting, legal, title-related, taxation, soci-politcal, marketing or other relevant issue that could materially affect the Mineral Resource Estimate.

Geology

Gold mineralization of the Fayolle Zone is mainly contained in deformed ultramafic volcanic slivers of altered intermediate intrusions near the contact with massive basalt and silicified sediments.  Shear zones and fault patterns observed are generally oriented west to north-west, corresponding to a major inflexion of the La Pause Fault.

The dense and complex dykes swarm is characterized by changing orientation and perceived as a strong favourability indicator for gold mineralization.

Mineralization is part of a stacking of pluri‐metric zones located inside a 50 to 100 metre wide favourable structure, plunging moderately towards the east.  Visually, this mineralized structure corresponds to tectonic breccias mixed with deformed intrusive material of intermediate

News Release - September 6, 2012 Aurizon Announces an Updated Mineral Resource Estimate for Fayolle and Metallurgical Testwork Results	Page | 3

composition.  The grades can generally be correlated with the intensity and complexity of brecciation.  Alteration is characterized by carbonates, chlorite and fuchsite in ultramafic rocks and by albite‐hematite in dykes.  Gold is mostly observed as free grains up to a millimetre in size, as fracture‐filling, and veinlets in both host rocks.

Metallurgical Testwork

As the gold can be found in two different types of rock, two gold-bearing composite samples were examined by SGS Mineral Services: a Komatiite composite, containing an assay grade of 7.78 grams of gold per tonne and an intrusive composite, containing an assay grade of 4.59 grams of gold per tonne.  After 48 hours, gold recoveries ranged from 94% to 97% for both composites.  Finer grinding typically increased the gold recovery at the cost of higher cyanide consumption.

Table #1 Ore cyanidation recovery results
Sample	Average Size P80 (micron)	Recovery 48 hours without gravity (%)	Recovery 48 hours including gravity (%)	Calculated Head grade (g/t Gold)
Komatiite	106	94	95	7.57
Komatiite	68	94	97	6.96
Intrusive	103	95	94	4.93
Intrusive	68	96	97	4.51

Gravity separation testing on the Komatiite composite showed a 27.3% Gravity Recoverable Gold (“GRG”). Gravity separation testing on the Intrusive composite showed a 41.4% GRG.  The combination of gravity recovery and cyanidation of the gravity tail did increase the overall gold recovery by 1-3%. This demonstrates that this concept would be beneficial from a plant design and financial perspective.

Table #2 Gravity recovery
Samples	GRG (Gravity Recoverable Gold) (%)	Gravity concentrate grade (g/t)	Calculated Head grade (g/t Gold)
Comp. 1	27.3	4,281	6.62
Comp. 2	41.4	3,793	4.93

Bond ball mill testing indicated that the two composites fell in the medium range of hardness compared to the SGS database (12.0-14.1 kWh/t).

“While this test work is preliminary in nature and has only been performed on two composite samples, we are encouraged by these initial results, which suggest high gold recoveries utilizing conventional processes.  On the environmental side, acid generation is highly unlikely to occur from these samples considering the high carbonate/low sulphur content profile of both types of mineralized rocks,” said Martin Demers, P.Geo, and Aurizon’s General Manager of Exploration.

Outlook

The drill program completed to date has focused on obtaining information inside the Fayolle Zone down to a depth of about 250 metres, and laterally along 200 metres.  The new updated mineral resource estimate indicates the potential to delineate mineralization at a grade above 5 grams of gold per tonne using a tight drilling pattern, using two different orientations.

Efforts have been made during the last two years to test the mineralized system influence outside the Fayolle Zone with 41 holes drilled at a 100 to 150 metre-wide spacing along a 2 kilometre long trend. Mineralized intersections, in the range of 1 to 8 grams per tonne over thickness between 3 to

News Release - September 6, 2012 Aurizon Announces an Updated Mineral Resource Estimate for Fayolle and Metallurgical Testwork Results	Page | 4

10 metres, have identified different parallel gold bearing structures located a few hundred metres south of the Fayolle Zone (See Aurizon’s August 9, 2011 press release).

Prior to continuing further exploration activity, the exploration potential at the Fayolle property will be re-evaluated within the context of the new mineral resource estimate.

Aurizon Option

The Fayolle property is 100% owned by Typhoon and Aurizon may earn a 50% interest, subject to an underlying 2% net smelter royalty, by incurring expenditures of $10 million, and subscribing for $2 million in common shares of Typhoon, over four years. To date, the Company has incurred approximately $8.8 million of exploration expenditures and has subscribed for $1.5 million in common shares of Typhoon under the terms of the option agreement.  Aurizon may earn an additional 15% interest for a total interest of 65% by either delivering a feasibility study or by spending an additional $15 million on the project.

Qualified Person and Quality Control

Information of a scientific or technical nature in this news release has been prepared by or under the supervision of Ghislain Fournier P. Eng., Technical Services General Manager and Martin Demers P.Geo, Exploration General Manager, both of Aurizon Mines Ltd.  The current mineral resource estimate was completed by Pierre-Luc Richard M.Sc., P.Geo and Alain Carrier, M.Sc., P.Geo, from InnovExplo Inc, an independent Qualified Persons under NI 43-101 guidelines using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council on December 11, 2005.

Additional information

There is one sketch attached to this news release showing the surface geology of the Fayolle Project.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE MKT under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

FOR MORE INFORMATION CONTACT:

Aurizon Mines Ltd.

George Paspalas, President & CEO - 604-687-6600

Martin Bergeron, Vice President Operations - 819-874-4511

Investor Relations: jennifer.north@aurizon.com

Telephone: 604-687-6600    Fax: 604-687-3932

Toll Free: 1-800-411-GOLD (4653)Email: info@aurizon.com   Website:  www.aurizon.com

News Release - September 6, 2012 Aurizon Announces an Updated Mineral Resource Estimate for Fayolle and Metallurgical Testwork Results	Page | 5

Forward Looking Statements and Information

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities regulations in Canada and the United States (collectively, "forward-looking information"). The forward-looking information is based on information available to the Company as of the date of this news release. Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation to update this forward-looking information. Forward-looking information in this news release includes estimates of minerals resources, ore grades, estimated gold recoveries, the possible effects of exploration success, if achieved, on exploration of other areas of the Fayolle property, planned exploration on the Fayolle property, and the business and operations of Aurizon generally. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects, "is expected", "budget", "scheduled", "estimates", forecasts", "intends", "anticipates", or "believes", "has the potential" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved.

Such forward-looking information is based on a number of assumptions, including but not limited to those set out in this news release and the Company's annual information form ("AIF") for its most recent year end filed on SEDAR. Such assumptions include those relating to US : Canadian dollar exchange rates, gold price per ounce, anticipated fuel prices, that the Company’s mine plan and gold recoveries will be achieved, that pre-production capital costs, operating costs and sustaining and restoration costs will be as estimated, the availability of an experienced workforce and suppliers for the project, that equipment will be available when required and at estimated costs, that the assumptions underlying mineral resource estimates are valid and that no unforeseen accident, fire, ground instability, flooding, labor disruption, equipment failure, metallurgical, environmental or other events that could delay or increase the cost of development will occur, that the results of exploration activities will be consistent with the Company's expectations, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the general business, political and economic conditions as well as those specific to the Company's operations will not change in a material adverse manner, and that financing will be available if and when needed on reasonable terms.

Forward-looking information is by its nature uncertain and involves foreseeable and unforeseeable risks and other factors which may cause the actual outcomes, costs, timing and performance to be materially different from those anticipated by such information. Such risks and factors include, among others, the risk that any of the assumptions on which the forward looking information is based prove to be incorrect or invalid, the risk of unexpected variations in mineral resources and reserves, grade or recovery rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labor disputes, of unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, risk that estimated costs, including costs of labor, equipment and materials, including power, are not as anticipated, of an undiscovered defect in title or other adverse claim, that results of exploration activities will be different than anticipated, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources and reserves are not as estimated, that actual costs of restoration activities are greater than expected and that changes in project parameters as plans continue to be refined result in increased costs There are a number of other risks and uncertainties associated with exploration, development and mining activities that may affect the reliability of the forward looking information herein, including those described in Aurizon's AIF and in Aurizon's Annual Report on Form 40-F ("40-F") filed with the United States Securities and Exchange Commission. The AIF and 40-F are available respectively on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/. There may be factors in addition to those described herein or in the AIF or 40F that cause actions, events or results not to be as anticipated, estimated or intended. Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

CAUTIONARY NOTE TO US READERS

As a Canadian reporting issuer, the Company is subject to rules, policies and regulations issued by Canadian regulatory authorities and is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates. In addition, as a Canadian reporting issuer, the Company is required to describe mineral resources associated with its properties utilizing Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") definitions of "indicated" or "inferred", which categories of resources are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission ("SEC").

The SEC allows mining companies, in their filings with the SEC to disclose only those mineral deposits they can economically and legally extract or produce. Accordingly, information contained in this News Release regarding our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

In particular, this News Release uses the term "indicated" resources. U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This News Release also uses the term "inferred" resources. U.S readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. readers are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

662000 E
663000 E
664000 E
Fayolle Project
Fayolle Deposit
Earn in
Joint Venture Claims
Typhoon / Aurizon
Fayolle Deposit
Manneville Break
A
A'
Plan View
All Zones Projection
5367000 N
5366000 N
0
200m
A
A'
662000E
662100E
662200E
662300E
Surface
0m
200m
-100m
-200m
0.1 to ≤0.8g/t Au
0.8 to ≤2.5g/t Au
>2.5g/t Au
AURIZON
MINES LTD.
FAYOLLE PROJECT (QUEBEC)
Composite Longitudinal Section
Mineral Resources
as of August 3, 2012
0
50m
Indicated Mineral Resources
Mafic Volcanics
Intermediate Volcanics
Felsic Volcanics
Basalt
Komatiite
Fuchsitized Komatiite
Mafic Intrusions
Syenite
Monzodiorite
Sediments
Fault
AURIZON
MINES LTD.
FAYOLLE PROJECT (QUEBEC)
Surface Geology
September 6, 2012

Grade Cut-off (Gold g/t)	Tonnes (t)	Grade (g/t)	Gold (oz)
0.8	1,814,800	2.7	156,000
2.5	548,500	5.8	101,000

Reference: News Release Issue No. 24-2012